Exhibit 99.2

Security Class Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on October 20, 2022

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.
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Proxies submitted must be received by 10:00 a.m., Toronto time on October 18, 2022.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

 I/We being holder(s) of securities of IM Cannabis Corp. (the “Company”) hereby appoint: Oren Shuster, Chief Executive Officer and Director, or failing this person, Peter Simeon, legal counsel to the Company, or failing this person, Josh Rosen, legal counsel to the Company (the "Management Nominees")
OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General and Special Meeting of shareholders of the Company to be held at the offices of Gowling WLG (Canada) LLP located at 1 First Canadian Place, 100 King Street West, Suite 1600, Toronto, Ontario, M5CX 1G5, Canada), on October 20, 2022 at 10:00 a.m. Toronto time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES

	For	Against
1. Number of Directors
To set the number of Directors at five.	☐	☐

	For	Withhold		For	Withhold		For	Withhold
2. Election of Directors
01. Oren Shuster	☐	☐	02. Brian Schinderle	☐	☐	03. Marc Lustig	☐	☐
04. Einat Zakariya	☐	☐	05. Moti Marcus	☐	☐		☐	☐

	For	Withhold
3. Appointment of Auditors
Appointment of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. New Articles
To consider, and if deemed appropriate, to approve, with or without variation, a special resolution approving the adoption of new articles of the Company, as more fully described in the accompanying management information circular for the purposes of the Meeting (the “Circular”).
	☐	☐

	For	Against
5. Share Consolidation
To consider and, if deemed appropriate, to approve, with or without variation, an ordinary resolution, the full text of which is set out in the Circular, approving a consolidation of the issued and outstanding common shares of the Company at a ratio of between six (6) and ten (10) pre- consolidation common shares for every one (1) post-consolidation common share, as and when determined by the board of directors of the Company.
	☐	☐
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Signature of Proxyholder	Signature(s)	Date
 I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.